FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   September 8, 2004

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

September 9, 2004	NEWS RELEASE 04-23	MAE - TSE MNG-AMEX

Miramar Encouraged by Results from Summer Drilling of Naartok Area, Hope Bay
— Drill hole 04PMD274, intersects 62m averaging 9.8g/t gold —
— Results Continue to Demonstrate Significant Thicknesses& Grades Outside Limits of Current Resource —

VANCOUVER — Miramar Mining Corporation today announced further encouraging results from its summer drilling campaign in the Naartok area of the Madrid deposit, one of three major gold deposits that contribute resources at Hope Bay.

“The Naartok area at Madrid has been a major exploration success for Miramar,” said Tony Walsh, Miramar’s President & CEO. “Miramar’s objective at Naartok is to determine within two years the potential for an expanded production scenario through the development of a large scale open pit/underground mining operation in the Naartok area. These results demonstrate the tremendous potential of the Madrid deposit to grow resources and contribute to the eventual development of Miramar as a significant, Canadian based gold mining company.”

Drilling in the Naartok area of the Madrid deposit in the first half of 2004 significantly expanded the known mineralization, with some excellent thicknesses and grades. Drilling this summer has two priorities: first to in fill the newly discovered mineralization on approximately 50m centres to support the calculation of a new resource and, second, to further expand the known mineralization. Particularly encouraging is drill hole 04PMD274, which intercepted 62m averaging 9.8g/t gold, comprised of two higher grade intervals separated by 13.7m of low grade (less than 1g/t) but mineralized rock.

These results demonstrate the continuity of the Naartok mineralization, especially of the higher grade, thicker areas discovered at depth in 2004 and illustrate great potential to continue to expand the known mineralization to depth. As a result of this potential, Miramar has commenced two deep holes to test the mineralized trend 150-200m deeper than any other drill holes in the area.

Highlights of the recent drill results are presented below and complete results are attached.

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

04PMD268	369.4	382.1	12.7	4.4
Including	369.4	371.4	2.0	7.4

04PMD269	310.0	338.1	28.1	3.2
Including	319.7	325.7	6.0	5.2

04PMD270	326.1	328.6	2.5	12.7
And	367.6	377.0	9.4	4.7
And	388.0	407.5	19.5	5.2

Including	393.2	398.6	5.4	9.3

04PMD274	338.9	340.9	2.0	123.6
And	359.0	373.4	14.4	17.3
Including	362.5	372.0	9.5	24.3
And	387.1	421.0	33.9	10.4
Including	396.9	421.0	24.1	12.1

Additional assays pending

Prior to 2004, the Naartok area of Madrid was estimated to contain an indicated resource of 271,000 oz of gold at a grade of 5.4 g/t plus an additional inferred resource of 358,000 oz of gold averaging 4.1 g/t.

Naartok Summer Drilling

The 2004 summer drill program at Madrid was designed to in-fill the Naartok mineralization on roughly 50m centers to support resource estimation. Winter 2004 drilling successfully located thicker and higher grade mineralization in this area.

A total of ten holes have been completed in the Naartok area during the summer campaign, with four additional holes currently in progress. Results or partial results are available for seven drill holes designed to in fill and expand the Naartok mineralization in the Madrid deposit. Holes 04PMD-268 to -271, and -274 are all infill holes within the deeper portions of the newly discovered extensions to the Naartok Zone.

Drill holes 04PMD272 and 04PMD273 were shallow holes infilling at approximately the -100m level of the Naartok Zone. Both holes cut the favourable volcanic package, which was strongly altered, before ending in the Deformation zone. The intercepts of wider, lower grade mineralization in these two holes is consistent with the current grade contours of the deposit. Drill hole 04PMD273 also intersected a set of narrow veins in the hanging wall that returned higher values over narrower widths — similar veins have been intersected in previous drilling but are not included in the current Naartok resource.

Moderate to deeper in-fill drilling around the richest and thickest zone encountered in the early 2004 drilling has the objective of defining and expanding the 75 gram-metre contour that currently defines the northeast plunging Naartok zone. Six holes have been completed to date in this area and complete or partial assays are available for five, while two holes are currently in progress. All completed holes intersected the favourable volcanics, which were altered and mineralized, before reaching the Deformation Zone. This area is the projected intersection of the Naartok East Zone (formerly known as the Perrin Zone) and the main Naartok Zone. It appears that with depth the Naartok East Zone is much thicker and more auriferous than at shallower levels.

Hole 04PMD274 was drilled approximately 100m down dip from the intercept in hole 04PMD246 (which assayed 5.9g/t gold over 21.3m), approximately 100m west of 04PMD258 (which assayed 7.8g/t gold over 35.8m) and approximately 50m above 04PMD262 (which assayed 6.3g/t gold over 43.9m), indicating a consistently significant thickness of mineralization in the area. This hole also intersected a high grade hanging wall vein (assaying 123.6 g/t gold over 2.0m). These veins have been intersected in numerous drill holes and are currently being modelled for targeting. Results for a lower mineralized zone intercepted in 04PMD274 are currently pending. Holes 04PMD246, — 258, — 262 were reported in a previous news release dated May 17, 2004 retrievable on the Miramar Mining website at www.miramarmining.com.

Hole 04PMD268 was drilled approximately 50m above and 25m to the east of 04PMD274, and 04PMD270 approximately 75m above and 20m to the west of 04PMD274. Hole 04PMD269 lies another 50m above 04PMD270. Hole 04PMD271 was drilled near the projected western limits of the Naartok mineralization, but still intercepted a number of mineralized zones, including one averaging 3.7g/t gold over 11.8m, demonstrating the continuity of the mineralized zone and the gradual decrease in grade towards the outer limits of mineralization.

Miramar Mining Corporation

Miramar is a well financed Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada: the Hope Bay and Back River projects. The Hope Bay project in Nunavut extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar has an option to earn a 60% interest in the prospective Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Miramar’s objective is to build an intermediate gold production profile through the sequential development of its Arctic gold assets. The planned goals in the implementation of this strategy include:

1.	Development of a mine at Doris North to commence production as expeditiously as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

2.	Demonstrate the potential of the upper portions of the Boston deposit to support an extended operating life within two years, with an interim report within one year;

3.	Determine within two years the potential for an expanded production scenario through the development of a large scale open pit/underground mining operation in the Naartok-Perrin area at Madrid;

4.	Advance the Back River project to identify further production opportunities within two years;

5.	Continue the exploration programs at Hope Bay to expand the known deposits, such as Boston to depth and Madrid, and to discover new deposits to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar’s goal is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.

All options for extending and expanding the life of the Doris North operation would be subject to the completion of additional drilling, economic studies and permitting procedures.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by our qualified person, John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation. The analytical method for the gold analysis is gravimetric assay, done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 10g/t gold.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below.

All other information previously released on the Hope Bay and Back River Projects is also available on this website.

Forward Looking Statements

Statements relating to Miramar’s goals and objectives and to exploration work at the Hope Bay and Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “prospective,” “potential” and similar expressions, or statements that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Miramar’s forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated September 9, 2004

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

04PMD268	366.8	367.2	0.4	9.3
And	369.4	382.1	12.7	4.4
Including	369.4	371.4	2.0	7.4
Including	374.0	376.8	2.8	3.9
Including	379.0	382.1	3.1	5.3

04PMD269	310.0	338.1	28.1	3.2
Including	319.7	325.7	6.0	5.2
Including	332.9	334.0	1.1	6.9
And	411.0	415.5	4.5	2.6
Including	413.4	414.3	0.9	5.0
And	420.0	422.2	2.2	4.0
Including	421.7	422.2	0.5	12.3

04PMD270	323.3	328.6	5.3	7.4
Including	326.1	328.6	2.5	12.7
And	333.7	335.7	2.0	7.5
Including	333.7	335.0	1.3	10.1
And	358.8	364.5	5.7	3.4
Including	363.2	364.2	1.0	6.8
And	367.6	377.0	9.4	4.7
Including	369.6	374.3	4.7	5.2
And	388.0	407.5	19.5	5.2
Including	393.2	398.6	5.4	9.3
Including	404.8	407.5	2.7	10.7
And	468.7	484.2	15.5	2.1
Including	475.4	476.0	0.6	8.2

04PMD271	308.7	310.6	1.9	4.8
Including	309.3	310.6	1.3	5.5
And	341.9	343.1	1.2	7.8
And	347.7	351.5	3.8	2.5
Including	347.7	348.7	1.0	5.3
And	395.8	407.6	11.8	3.7
Including	395.8	396.3	0.5	41.5
Including	404.9	406.0	1.1	6.4

04PMD272	22.6	23.2	0.6	7.0
Including	22.6	22.9	0.3	9.1
And	91.0	103.0	12.0	1.6

Additional assays pending

04PMD273	144.3	148.8	4.5	11.1
Including	145.3	147.3	2.0	23.5
And	151.8	153.0	1.2	6.6
Including	152.7	153.0	0.3	24.4
And	201.0	216.2	15.2	2.5
Including	203.4	205.0	1.6	5.6

Additional assays pending

04PMD274	338.9	340.9	2.0	123.6
And	359.0	373.4	14.4	17.3
Including	362.5	372.0	9.5	24.3
And	387.1	421.0	33.9	10.4
Including	396.9	421.0	24.1	12.1

Additional assays pending

Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off.